

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 9, 2017

Via E-Mail
Hilla Sferruzza
Executive Vice President and Chief Financial Officer
Meritage Homes Corporation
8800 East Raintree Drive, Suite 300
Scottsdale, AZ 85260

> **Re: Meritage Homes Corporation**
> **Registration Statement on Form S-4**
> **Filed August 3, 2017**
> **File No. 333-219672**

Dear Ms. Sferruzza:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
Jeffrey E. Beck, Esq.